Lightspeed Announces Fiscal First Quarter 2023 Financial Results Conference Call

MONTREAL, July 7, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (“Lightspeed” or the “Company”) (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced it will report first quarter 2023 financial results before the market open on Thursday, August 4, 2022. Management will host a conference call and webcast to discuss the Company's financial results at 8:00am ET on Thursday, August 4, 2022.

Lightspeed First Quarter 2023 Financial Results Conference Call
When: Thursday, August 4, 2022
Time: 8:00 am ET
Live Call Registration: https://conferencingportals.com/event/rPYvDbSx
Replay: (800) 770-2030 (US/Canada Toll-Free) or (647) 362-9199 (International). Conference ID 74316. (The replay will be available approximately two hours after the completion of the live call until 11:59 p.m. ET on August 11, 2022)
Webcast: https://investors.lightspeedhq.com

Investors and participants can register for the telephonic version of the call in advance by visiting https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: Linkedin, Facebook, Instagram, YouTube, and Twitter
Investor Contact: Gus Papageorgiou | investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.